UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GRAMERCY CAPITAL CORP.

(Name of Issuer)

8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

384871307

(CUSIP Number)

Anna Mills

11 North Market Street

Asheville, NC 28801

(828) 258-2991

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384871307	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas A. Maher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 91,543 (1)
	6.	SHARED VOTING POWER 202,152 (2)
	7.	SOLE DISPOSITIVE POWER 91,543 (1)
	8.	SHARED DISPOSITIVE POWER 202,152 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,695 (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (4)
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 384871307	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Gramercy Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices

420 Lexington Avenue, New York, NY 10170

Item 2.

(a)	Name of Person Filing

Thomas A. Maher

(b)	Address of the Principal Office or, if none, residence

1 Park Rd. Asheville, North Carolina 28803

(c)	Citizenship

USA

(d)	Title of Class of Securities

8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share

(e)	CUSIP Number

384871307

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 384871307	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 293,695 (3)

(b)	Percent of class: 8.3% (4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 91,543 (1)

(ii)	Shared power to vote or to direct the vote 202,152 (2)

(iii)	Sole power to dispose or to direct the disposition of 91,543 (1)

(iv)	Shared power to dispose or to direct the disposition of 202,152 (2)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 384871307	13G	Page 5 of 5 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) Includes (i) 25,307 shares held in trust for the benefit of son, Peter W. Maher, (ii) 25,200 shares held in trust for the benefit of daughter, Colleen K. Maher; and (iii) 14,800 shares held by the Pisgah Investments Foundation. The Reporting Person disclaims beneficial ownership of the shares held by him in trust for the benefit of his son and daughter, as well as the shares held by the Pisgah Investments Foundation.

(2) Includes (i) 184,849 shares held with wife, Nancy K. Maher, as joint tenants with right of survivorship; (ii) 4,584 shares held by wife, Nancy K. Maher; (iii) 4701 shares held by son, Peter W. Maher; and (iv) 8,018 shares held by daughter, Colleen K. Maher. The Reporting Person disclaims beneficial ownership of the shares held by wife alone, by son, and by daughter.

(3) Beneficial ownership figures are reported as of December 31, 2012. The Reporting Person and/or his family members also have a beneficial ownership interest in the common stock of the Issuer, but since their cumulative interest is only 0.93% of the class of common stock of the Issuer, these shares have not been reported in a separate Schedule 13G.

(4) Percentage calculated based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, outstanding as of September 30, 2012, as reported in the Form 10-Q for the quarterly period ended September 30, 2012 filed by the Issuer on November 9, 2012 with the Securities and Exchange Commission.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/06/2013 Date

/s/ Thomas A. Maher Signature

Thomas A. Maher Name/Title